Exhibit 99.1

RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The unaudited consolidated statements of income for the six months ended June 30, 2026 and the unaudited consolidated balance sheet as of June 30, 2026 (collectively, the “Unaudited Interim Financial Statements”) of Trip.com Group Limited (the “Company”), its subsidiaries, the variable interest entities, and the subsidiaries of the variable interest entities (collectively, the “Group”) are prepared in accordance with the accounting principles generally accepted in the United States of America (the “U.S. GAAP”), and the differences between U.S. GAAP and the International Financial Reporting Standards (the “IFRS Accounting Standards”) issued by the International Accounting Standards Board (together, the “Reconciliation Statement”) have been disclosed in the Appendix – Reconciliation Between U.S. GAAP and IFRS Accounting Standards attached herein.

PricewaterhouseCoopers, the auditor of the Company in Hong Kong, has performed a limited assurance engagement on the Reconciliation Statement in accordance with International Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board.

Appendix

The Unaudited Interim Financial Statements of the Group are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards. The effects of material differences between the Unaudited Interim Financial Statements prepared under U.S. GAAP and IFRS Accounting Standards are as follows:

Reconciliation of unaudited consolidated statements of income

		For the six months ended June 30, 2026
		IFRS Accounting Standards adjustments
	Amounts as reported under U.S. GAAP	Share- based compensation	Leases	Equity securities without readily determinable fair values	Equity method investments	Available- for-sale debt investments	Convertible senior notes	Software	Business combinations	Amounts under IFRS Accounting Standards
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	Note(vi)	Note(vii)	Note(viii)
	RMB (in millions)
Product development	(7,854)	(76)	—	—	—	—	—	—	—	(7,930)
Sales and marketing	(7,588)	(12)	—	—	—	—	—	—	—	(7,600)
General and administrative	(7,456)	(55)	1	—	—	—	—	—	—	(7,510)

Income from operations	2,483	(143)	1	—	—	—	—	—	—	2,341

Interest expense	(232)	—	(18)	—	—	—	64	—	7	(179)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	3	—	—	—	—	—	3
Fair value changes of convertible senior notes	—	—	—	—	—	—	2,602	—	—	2,602

Income/(loss) before income tax expense and equity in loss of affiliates	2,353	(143)	(17)	3	—	—	2,666	—	7	4,869

Income tax expense	(1,692)	—	—	(0)	—	—	—	—	—	(1,692)
Equity in loss of affiliates	(581)	—	—	—	(21)	—	—	—	—	(602)

Net income/(loss)	80	(143)	(17)	3	(21)	—	2,666	—	7	2,575

		For the six months ended June 30, 2025
		IFRS Accounting Standards adjustments
	Amounts as reported under U.S. GAAP	Share- based compensation	Leases	Equity securities without readily determinable fair values	Equity method investments	Available- for-sale debt investments	Convertible senior notes	Software	Business combinations	Amounts under IFRS Accounting Standards
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	Note(vi)	Note(vii)	Note(viii)
	RMB (in millions)
Product development	(7,025)	(81)	—	—	—	—	—	—	—	(7,106)
Sales and marketing	(6,325)	(15)	—	—	—	—	—	—	—	(6,340)
General and administrative	(2,135)	(81)	21	—	—	—	—	—	—	(2,195)

Income from operations	7,665	(177)	21	—	—	—	—	—	—	7,509

Interest expense	(551)	—	(16)	—	—	—	67	—	—	(500)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	9	—	37	—	—	—	46
Fair value changes of convertible senior notes	—	—	—	—	—	—	1,284	—	—	1,284

Income/(loss) before income tax expense and equity in income/(loss) of affiliates	10,614	(177)	5	9	—	37	1,351	—	—	11,839

Income tax expense	(1,636)	—	—	(1)	—	—	—	—	—	(1,637)
Equity in income/(loss) of affiliates	216	—	—	—	(1)	—	—	—	—	215

Net income/(loss)	9,194	(177)	5	8	(1)	37	1,351	—	—	10,417

Reconciliation of unaudited consolidated balance sheets

		As of June 30, 2026
		IFRS Accounting Standards adjustments
	Amounts as reported under U.S. GAAP	Share- based compensation	Leases	Equity securities without readily determinable fair values	Equity method investments	Available- for-sale debt investments	Convertible senior notes	Software	Business combinations	Amounts under IFRS Accounting Standards
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	Note(vi)	Note(vii)	Note(viii)
	RMB (in millions)
Intangible assets and land use rights	12,947	—	(149)	—	—	—	—	202	—	13,000
Property, equipment and software	5,767	—	—	—	—	—	—	(202)	—	5,565
Investments	51,361	—	—	(332)	248	(1,402)	—	—	—	49,875
Investments measured at fair value through profit or loss	—	—	—	431	—	1,402	—	—	—	1,833
Goodwill	62,196	—	—	—	—	—	—	—	(213)	61,983
Right-of-use assets	854	—	35	—	—	—	—	—	—	889

Total assets	259,089	—	(114)	99	248	—	—	—	(213)	259,109

Short-term debt and current portion of long-term debt	25,767	—	—	—	—	—	(88)	—	—	25,679
Other payables and accruals	25,750	—	—	—	—	—	(5)	—	—	25,745
Deferred tax liabilities	4,233	—	—	12	—	—	—	—	—	4,245

Total liabilities	98,285	—	—	12	—	—	(93)	—	—	98,204

Total equity	160,804	—	(114)	87	248	—	93	—	(213)	160,905

		As of December 31, 2025
		IFRS Accounting Standards adjustments
	Amounts as reported under U.S. GAAP	Share- based compensation	Leases	Equity securities without readily determinable fair values	Equity method investments	Available- for-sale debt investments	Convertible senior notes	Software	Business combinations	Amounts under IFRS Accounting Standards
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	Note(vi)	Note(vii)	Note(viii)
	RMB (in millions)
Intangible assets and Land use rights	13,013	—	(151)	—	—	—	—	188	—	13,050
Property, equipment and software	5,445	—	—	—	—	—	—	(188)	—	5,257
Investments	61,375	—	—	(338)	269	(970)	—	—	—	60,336
Investments measured at fair value through profit or loss	—	—	—	435	—	970	—	—	—	1,405
Goodwill	62,268	—	—	—	—	—	—	—	(213)	62,055
Right-of-use assets	881	—	54	—	—	—	—	—	—	935

Total assets	267,387	—	(97)	97	269	—	—	—	(213)	267,443

Other payables and accruals	9,897	—	—	—	—	—	(5)	—	—	9,892
Long-term debt	11,430	—	—	—	—	—	2,584	—	—	14,014
Deferred tax liabilities	3,949	—	—	12	—	—	—	—	—	3,961

Total liabilities	94,787	—	—	12	—	—	2,579	—	—	97,378

Total equity	172,600	—	(97)	85	269	—	(2,579)	—	(213)	170,065

Notes:

Basis of Preparation

The Directors of the Company are responsible for preparation of the Reconciliation Statement in accordance with the relevant requirements of the Hong Kong Listing Rules and relevant guidance in HKEX-GL111-22. The Reconciliation Statement was prepared based on the Group’s Unaudited Interim Financial Statements prepared under U.S. GAAP, with adjustments made (if any) thereto in arriving at the unaudited financial information of the Group prepared under IFRS Accounting Standards. The adjustments reflect the differences between the Group’s accounting policies under U.S. GAAP and IFRS Accounting Standards.

(i) Share-based compensation

Under U.S. GAAP, the Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting over the requisite service period.

Under IFRS Accounting Standards, the graded vesting method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

(ii) Leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which are measured on a straight-line basis and are recorded in the consolidated statements of income/(loss).

Under IFRS Accounting Standards, the right-of-use assets are generally depreciated on a straight-line basis while the interest expense related to the lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(iii) Equity securities without readily determinable fair values

Under U.S. GAAP, the Company elected to measure an equity security without a readily determinable fair value using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes reported in the profit or loss.

Under IFRS Accounting Standards, the Company measured the investments in equity instruments at fair value through profit or loss (FVTPL). Fair value changes of these investments are recognized in the profit or loss.

(iv) Equity method investments

Under U.S. GAAP and IFRS Accounting Standards, the investor should adjust the results of its associates to align the investee’s accounting policies with its own policies. The reconciliation items mainly arise from different accounting the associates applied under each GAAP.

(v) Available-for-sale debt investments

Under U.S. GAAP, the available-for-sale debt investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation. The Company reports available-for-sale debt investments at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets. Upon sale, realized gains and losses are reported in net income.

Under IFRS Accounting Standards, since those investments do not meet the definition of the equity instrument from the perspective of issuer, and the contractual cashflow could not pass the Solely Payments of Principal and Interest (the “SPPI”) test, thus they are required to be classified as financial assets measured at fair value with fair value changes recognized in the profit or loss.

(vi) Convertible senior notes

Under U.S. GAAP, the Company’s convertible notes are elected to be measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expense using effective interest method over the period from issuance date to maturity date.

Under IFRS Accounting Standards, the Company’s convertible notes are designated as at fair value through profit or loss such that the convertible notes are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the convertible notes that are attributed to changes in own credit risk are presented in other comprehensive income and the remaining fair value changes are presented in the profit or loss.

(vii) Software

Under U.S. GAAP, software is reported under property, equipment and software.

Under IFRS Accounting Standards, software is reported under the intangible asset category. Accordingly, software is reclassified from property, equipment and software to intangible assets.

(viii) Business combinations

In 2025, the Company acquired a majority equity interest in a company (the “acquiree”). Under the terms of the transaction agreements, the Company is also obligated to purchase a portion of the remaining equity interest (the “Equity Interest”) of the acquiree on a specified date (or earlier if triggered by certain events) at a price determined by a predetermined formula (the “Purchase Obligation”).

Under US GAAP, given that the purchase obligation is certain to occur and bundled with the acquisition, the Equity Interest was not recognized as a non-controlling interest, instead the related Purchase Obligation was recognized as a financial liability at the acquisition date and subsequently measured at fair value, with fair value changes recognized in the income statement. This financial liability was treated as part of the purchase consideration when applying acquisition accounting.

Under IFRS Accounting Standards, as it is considered that the Company undertakes the obligation to purchase the Equity Interest at fair value, the risk and reward of the shares reside with non-controlling interests. Therefore, the Company recognizes the Equity Interest as non-controlling interest on the acquisition date. IFRS Accounting Standards also requires the Purchase Obligation to be initially recognized as a separate financial liability (with the corresponding amount debited in equity) on the acquisition date, and the Company has elected to record subsequent changes in the carrying amount of the financial liability in equity. The financial liability was not considered as part of the purchase consideration when applying acquisition accounting. The accounting treatment under IFRS Accounting Standards resulted in a lower purchase consideration and therefore, lower goodwill recognized from the acquisition, compared with US GAAP.